Exhibit 99.1

THERATECHNOLOGIES REPORTS FINANCIAL RESULTS

FOR FISCAL 2021 AND PROVIDES BUSINESS UPDATE

- FY2021 consolidated sales grew 5.7% supported by strong EGRIFTA SV® sales

- Second half fiscal 2021 revenues grew 10% over 2020, while total new enrollments grew 24% as commercial execution strategy firmly carries momentum into 2022

- Lead oncology asset TH1902 trial advances towards establishing MTD and initiation of larger Phase 1/Part B expansion (basket trial)

- Company announces revenue guidance of US$79M to US$84M for Fiscal 2022

Montreal, Canada – February 24, 2022 – Theratechnologies Inc. (Theratechnologies, or Company) (TSX: TH) (NASDAQ: THTX), a biopharmaceutical company focused on the development and commercialization of innovative therapies, today reported business highlights and financial results for its fourth quarter (Q4 2021) and full fiscal year (FY 2021) ended November 30, 2021.

“Theratechnologies’ 2021 results underscore the success in leveraging our proven, commercial franchises in support of a truly transformational late and early-stage clinical development pipeline,” said Paul Lévesque, President and Chief Executive Officer. “We are especially pleased with the Company’s performance in the second half compared to the same period of last year, growing revenues by 10% while growing new patient enrollments for both products combined by 24%. Post-COVID, execution of our commercial strategy remains a high priority, as we move swiftly to catch up with demand for Trogarzo® and EGRIFTA SV® in patients with unmet needs. The momentum that we carry into fiscal 2022 will be reinforced by the buildout of our own US-based field force supported by a focused therapeutic messaging strategy. The strengthened marketing and sales effort built up throughout the pandemic has clearly resonated with both patients and providers. These driving forces allow the Company to be even more competitive in 2022, as we flex our superior ability to connect and engage with patients and providers in order to improve therapeutic outcomes.

“Unlike a vast majority of early-stage biopharmaceutical companies, Theratechnologies’ commercial success serves to de-risk our development pipeline of late and early-stage assets which are spread across several indications. On the clinical track, we are happy to report that our oncology program is close to establishing the maximum tolerated dose (MTD) and to initiating the larger Part B of the Phase 1 trial of TH1902. We will simultaneously notify the market of these events once the MTD is reached. Theratechnologies has also been active in identifying an out-licensing partner for TH1902’s development rights in Greater China, as multiple discussions with interested parties have advanced into the new year. In NASH, we are managing capital allocation by actively submitting an amended protocol with the FDA which will allow us to embed a formal interim analysis into our clinical trial once the first 350 patients have been dosed for 18 months. This Phase 2b/3 seamless trial design will allow the Company to assess the efficacy of tesamorelin on a smaller subset of patients, de-risking the NASH program further. In the meantime, we continue to seek an ideal partner with both credibility and the capability to assist us in the NASH program going forward. Alternatively, we are seeking financing alternatives to execute the trial on our own,” concluded, Mr. Lévesque.

Full Year and Fourth Quarter Revenue Summary

(in thousands of U.S. dollars)

	Three- month ended November 30		% change		Year ended November 30		% change
	2021	2020			2021	2020
EGRIFTA®, EGRIFTA SV® net sales Trogarzo® net sales	12,753 6,001	10,751 8,372	18.6 -28.3	% %	43,009 26,814	35,399 30,654	21.5 -12.5	% %
Revenue	18,754	19,123	-1.9%		69,823	66,053	5.7%

2022 Revenue Guidance

Theratechnologies anticipates fiscal 2022 revenue to be in the range of $79 million and $84 million for full fiscal 2022, or growth of the commercial portfolio to be in the range of 13% and 20% as compared to FY2021.

Recent Business Highlights

Pipeline Updates

●

TH1902 Study Update: The Company is in the final stages of a Phase 1/Part A dose escalation study evaluating its lead investigational peptide-drug conjugate (PDC) TH1902 for the treatment of sortilin-positive cancers. As previously mentioned, we are currently evaluating patients in order to establish the safety of TH1902 as well as establish the maximum tolerated dose (MTD). As per study protocol, the MTD is established once a significant adverse event is observed in two or more patients. . In total, 4 patients in the trial have been administered significant doses of TH1902 at 420 mg/m2 doses of TH1902, equivalent to nearly two times the indicated therapeutic dose of docetaxel. To date, Theratechnologies has observed a dose limiting toxicity (DLT) (grade 4 neutropenia lasting more than 7 days) in one patient, as well as other adverse events after more than one cycle at 420 mg/m2. As a result, we have decided to pursue the study at a lower dose of 300 mg/m2 (or approximately 1.5 times the usual dose of docetaxel). We currently are enrolling patients at the 300 mg/m2 dose to confirm the absence of DLTs following the first cycle. Once MTD has been established, the study protocol allows for immediate initiation of enrollment of a larger open label basket trial. The basket trial will further assess the safety and tolerability of TH1902. The preliminary anti-tumor activity of TH1902 will be evaluated for all patients as per the response evaluation criteria in solid tumors. Based on additional research we have conducted on the Sortilin receptor, we have submitted an amendment to the Phase 1 protocol to the FDA to include the following solid tumor types: Hormone Receptor-Positive (HR+) Breast Cancer, Triple Negative Breast Cancer, Ovarian Cancer, Endometrial Cancer, Melanoma (10 patients per tumor type). In addition, one arm will be added to include Thyroid, Small Cell Lung, Prostate and potential other high Sortilin expressing cancers (15 patients in total). The original trial design consisted of 40 patients across a selection of solid tumors, including colorectal and pancreatic cancers. The plan is now to enroll a total of approximately 70 patients in the basket trial to evaluate the potential anti-tumor activity of TH1902.

●

TH1902 China Out-licensing and Partnership Strategy: As previously mentioned, we are exploring the possibility of out-licensing development and commercialization rights for TH1902 in Greater China. We are pleased to report that there has been solid interest on the part of Chinese companies, and that discussions are ongoing with a number of different pharmaceutical and biotech companies.

●

Tesamorelin in NASH Program: The Company intends to submit an amended protocol to the FDA. The new protocol will include a Phase 2b/3 seamless study design where the first 350 or so patients’ data will be analyzed by a data monitoring committee to assess the efficacy of tesamorelin on a smaller subset of patients. A decision will then be made to continue the study until the full number of patients (1,094) have completed 18 months of treatment. While this does not change the total number of patients required to seek accelerated approval of tesamorelin for the treatment of NASH, it will serve as a substantial de-risking event, and inform the completion of enrollment while providing an indication of benefit to patients.

Commercial and Medical Affairs Updates

●

Strengthening of US Commercial and Medical Affairs Capabilities: On February 15, 2022, we announced the strengthening of our commercial capabilities by launching an internal sales force. Also, to better serve patients and health care providers, we will build a stronger medical affairs team to focus on disease education and treatment alternatives. Top performers of the current field force will join the Company from its partner contract sales organization and new, experienced sales representatives will be hired to create a competitive field force, leading to superior performance and faster growth from our commercial portfolio. Key account managers (KAMs), medical science liaisons (MSLs), and community liaisons (CLs) based in the United States will join Theratechnologies’ new internal sales and medical affairs team, effective March 14, 2022.

●

Trogarzo® Lifecycle Management: A supplemental Biologics License Application (sBLA) was filed with the U.S. Food and Drug Administration (FDA) in the fourth quarter of 2021 for the Company’s Intravenous (IV) Push mode of administration of Trogarzo®) for the treatment of human immunodeficiency virus type 1 (HIV-1). We are pleased to announce that the FDA has accepted our filing and has provided a target action date of October 3, 2022 in accordance with the Prescription Drug User Fee Act (PDUFA). Theratechnologies and TaiMed are also evaluating an intramuscular (IM) mode of administration for Trogarzo® within the TMB-302 study. Patient screening for the IM study is in progress and we expect completion in the second half of 2022.

●

Trogarzo® PROMISE and PROMISE-US Studies: The Company continues to enroll a post-authorization study evaluating the real-world long-term efficacy and durability of Trogarzo® in combination with other antiretrovirals in Europe. The study, named Prospective and Retrospective, Observational Multicenter Ibalizumab Study of Efficacy (PROMISE), was required by the European Medicines Agency as part of the approval of Trogarzo® in the EU. We are also conducting a similar trial in the United States, (PROMISE-US). PROMISE-US is a Prospective and Retrospective Observational study of Multidrug-resistant patient outcomes with and without Ibalizumab in a real-world SEtting. We intend to use the PROMISE-US data as part of the PROMISE trial.

●	Trogarzo® Pricing Agreements in Italy and Israel: Trogarzo® is now commercially available to all eligible patients in Italy and we have received pricing and reimbursement approval in Israel. We continue to seek reimbursement agreements in other European countries.

●

Tesamorelin Lifecycle Management: As previously announced, we are on track to file a supplemental Biologics License Application (sBLA) for the F8 formulation of tesamorelin in the first half of calendar 2022. The main advantages for patients of the F8 formulation compared to the current EGRIFTA SV® formulation is a lower daily administration volume (0.16 ml vs. 0.34 ml) and once-weekly instead of daily reconstitution. In addition, the F8 formulation is patent protected in the United States until 2033, and 2034 in the European Union.

●

In FY2021, we began developing a multi-dose injection pen (Pen) to be used in conjunction with the F8 formulation. To date, its development is not completed, and we are still working on the Pen. As a result, no timeline has been set for the filing of an sBLA with the FDA in relation to the Pen.

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Excess Visceral Fat Real-World Evidence (RWE) Study: The Visceral Adiposity Measurement and Observation Study (VAMOS) reflects our commitment to improve the health outcomes of people living with HIV. VAMOS is an epidemiologic cross-sectional study to answer the unknown associations between visceral fat and cardiovascular disease risk, liver fat, liver fibrosis, pericardial fat, and muscle fat in today’s HIV patient. These associations will be measured across a diversity of weights, BMIs, genders, and races so that the impact of visceral fat can be understood with external validity to the results. Additionally, the performance of anthropometric measurements like waist circumference (WC) and hip circumference (HC) will be assessed in a modern HIV population. The aims of this study are two-fold: (1) To determine the utility of WC’s ability to predict cardiovascular risk scores, liver fat, liver fibrosis, and abnormal glucose homeostasis across the full VAMOS population and subgroups (2) Identify common clinical data points in today’s standard of care that can be used to assess a patient’s risk of having excess visceral fat. The VAMOS results are expected to direct clinicians on why and which patients in their practice should be screened for excess visceral fat and treatment.

Full Year Fiscal 2021 and Q4 Financial Results

The financial results presented in this press release are taken from the Company’s Management’s Discussion and Analysis (MD&A) and audited consolidated financial statements (Audited Financial Statements) for the twelve-month period ended November 30, 2021 (Fiscal 2021) which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The MD&A and the Audited Financial Statements can be found at www.sedar.com, on EDGAR at www.sec.gov and at www.theratech.com. Unless specified otherwise, all amounts in this press release are in U.S. dollars and all capitalized terms have the meaning ascribed thereto in our MD&A.

Fiscal Year 2021 Financial Results

Revenue

Consolidated revenue for Fiscal 2021 was $69,823,000 compared to $66,053,000 for the same period last year, representing an increase of 5.7%.

For Fiscal 2021, sales of EGRIFTA SV® reached $43,009,000 compared to $35,399,000 for the same period last year (which also included sales of EGRIFTA®) representing growth of 21.5%. Strong sales of EGRIFTA SV® were mostly the result a higher number of units sold compared to the previous year, as well as higher selling price and lower government rebates and chargebacks. In addition, COVID-19 had a lesser impact on new prescriptions in Fiscal 2021 compared to Fiscal 2020.

In Fiscal 2021, Trogarzo® sales were $26,814,000 compared to $30,654,000 last year. During Fiscal 2021, Trogarzo® net sales were impacted by a provision taken in the fourth quarter related to greater than anticipated clawbacks on units sold in France prior to finalization of reimbursement terms pursuant to temporary use authorizations (“ATU” and “AAP”). Negotiations are still ongoing with the Economic Committee for Health Products (“CEPS”) to finalize pricing and reimbursement terms in France. Sales were also affected by lower unit sales as a result of lower patient access to hospitals and clinics because of COVID-19 and the impact of a new competitor.

Cost of Sales

For Fiscal 2021, cost of sales was $23,260,000 compared to $26,902,000 in the comparable period of Fiscal 2020. Cost of sales included cost of goods sold that amounted to $18,378,000 in Fiscal 2021 compared to $20,970,000 in Fiscal 2020. The decrease in cost of goods sold was mainly due to a higher proportion of EGRIFTA SV® sales, which carry lower cost of goods sold, and a lower transfer price for Trogarzo® since the fourth quarter of Fiscal 2020 given the achievement of a predetermined amount of net sales of the product on the U.S. market. In addition, cost of sales in Fiscal 2020 included other production-related costs of $1,051,000 compared to nil in 2021.

R&D Expenses

R&D expenses were $28,274,000 for Fiscal 2021 compared to $18,019,000 for Fiscal 2020. The increase in R&D expenses was largely due to the development of our oncology platform, including the Phase 1 study, spending on the development of the F8 formulation and multi-dose pen injector, costs associated to the preparation Phase 3 trial of tesamorelin for the treatment of NASH in the general population as well as regulatory expenses and increased medical education initiatives in Europe in preparation for the Trogarzo® launch.

Out of the foregoing R&D expenses, expenses relating specifically to the Company’s program evaluating TH1902 for the treatment of sortilin-positive cancers (currently in Phase 1) reached approximately $2,686,000 in Fiscal 2021, and those relating to its program evaluating tesamorelin for the treatment of NASH (currently in the Phase 3 preparation stage) totaled $2,983,000 for the same period. As explained previously, the Phase 1 study involving TH1902 is progressing as planned, while the initiation of the Phase 3 clinical trial for tesamorelin has been delayed pending assessment of our options to best execute this program, including seeking additional resources or potential partnership.

Selling Expenses

Selling expenses for Fiscal 2021 were $28,909,000 compared to $26,859,000 for the same period in Fiscal 2020. The increase is mainly due to the addition of senior personnel and an increase in promotional activities related to our commercial products in the United States, as well as additional spending in Europe, in anticipation of the launch of Trogarzo® in key markets.

General and Administrative Expenses

General and administrative expenses for Fiscal 2021 were $14,616,000 compared to $12,230,000 for the same period in Fiscal 2020. The increase in general and administrative expenses was mainly associated with an overall increase in business activities, senior hires to support our corporate initiatives in North America and increased overall activity in Europe.

Net Finance Costs

Net finance costs for the Fiscal 2021 were $6,426,000 compared to $4,694,000 in Fiscal 2020. The increase in net finance costs in 2021 versus the comparable period in 2020 was mostly due to foreign currency variations. We recorded a net foreign currency loss of $320,000 in Fiscal 2021, versus a net foreign currency gain of $418,000 in 2020. We also recorded higher accretion expense in Fiscal 2021 ($2,358,000) than in Fiscal 2020 ($2,056,000).

Adjusted EBITDA1

Adjusted EBITDA for Fiscal 2021 was $(14,586,000) compared to $(7,093,000) in Fiscal 2020, reflecting increased R&D expenses and higher selling, general and administrative expenses, as well as investments towards building our infrastructure in Europe. These higher expenses were partially offset by higher revenues and gross margins mostly due to increasing EGRIFTA SV sales.

Net loss

Taking into account the revenue and expense variations described above, we recorded a net loss of $31,725,000, or $0.34 per share, in Fiscal 2021 compared to $22,667,000, or $0.29 per share, in Fiscal 2020.

Financial Position

As at November 30 2021, we had $40,354,000 in cash, bonds and money market funds.

For the fiscal year ended November 30, 2021, operating activities used $14,477,000 compared to $13,554,000 in Fiscal 2020.

Changes in operating assets and liabilities for Fiscal 2021 had a positive impact on cash flow of $242,000. These changes included an increase of $4,187,000 in inventories, an increase in prepaid expenses and deposits of $5,569,000, and were offset by a decrease in trade and other receivables of $1,852,000, by an increase in accounts payable and accrued liabilities of $5,549,000, and by an increase in provisions of $2,226,000. These changes are mostly related to an increase in our commercial activities.

During Fiscal 2021, the Company realized net proceeds from the issue of common shares and warrants of $42,608,000 and recorded net proceeds from the exercise of warrants and stock options of $1,337,000. Significant uses of cash included the payment of a $5,000,000 milestone related to the launch of Trogarzo in Europe, as well as $3,306,000 in interest on the convertible unsecured senior notes.

Fourth-Quarter Fiscal 2021 Financial Results

1 Adjusted EBITDA is a Non-GAAP Financial Measure. See the “Non-IFRS Financial Measures” section of the MD&A for a description of the composition and reconciliation of this measure.

Revenue

Consolidated revenue for the three months ended November 30, 2021 amounted to $18,754,000 compared to $19,123,000 for the same period last year, representing a decrease of 1.9%.

For the fourth quarter of Fiscal 2021, sales of EGRIFTA SV® reached $12,753,000 compared to $10,751,000 in the fourth quarter of the prior year, representing an increase of 18.6%. Strong sales of EGRIFTA SV® were mostly the result a higher selling price and lower government rebates and chargebacks.

In the fourth quarter of Fiscal 2021, Trogarzo® sales amounted to $6,001,000 compared to $8,372,000 for the same quarter of 2020, representing a decrease of 28.3%. During the fourth quarter of Fiscal 2021, Trogarzo® net sales were impacted by a provision related to greater than anticipated clawbacks on units sold in France prior to finalization of reimbursement terms, pursuant to temporary use authorizations (“ATU” and “AAP”). Negotiations are still ongoing with the Economic Committee for Health Products (“CEPS”) to finalize pricing and reimbursement terms in France. Sales were also affected by lower unit sales as a result of lower patient access to hospitals and clinics because of COVID-19 and the impact of a new competitor.

Cost of Sales

For the three-month period ended November 30, 2021, cost of sales was $6,411,000 compared to $6,650,000 in the comparable period of Fiscal 2020. Cost of goods sold were stable at $5,191,000 compared to $5,190,000 for the same period last year.

Cost of sales included an amortization of $1,220,000 in the fourth quarter of 2021 and 2020 in connection with the settlement of the future royalty obligation which has been accounted as “Other asset” on the consolidated statement of the financial position.

R&D Expenses

R&D expenses in the three-month period ended November 30, 2021 amounted to $8,678,000 compared to $6,795,000 in the comparable period of Fiscal 2020. The increase during the fourth quarter of Fiscal 2020 was largely due to the development of our oncology platform, including the Phase 1 trial for TH1902, the F8 Formulation and multi-dose pen injector, and spending related to the development of tesamorelin for the treatment of NASH in the general population as well as regulatory expenses and increased medical education initiatives in Europe in preparation for the Trogarzo® launch.

Out of the foregoing R&D expenses, expenses relating specifically to the Company’s program evaluating TH1902 for the treatment of sortilin-positive cancers (currently in Phase 1) reached approximately $782,000 in the three-month period ended November 30, 2021, and those relating to its program evaluating tesamorelin for the treatment of NASH (currently at Phase 3 preparation stage) totaled $460,000 for the same period. As explained previously, the Phase 1 study involving TH1902 is progressing as planned, while the initiation of the Phase 3 clinical trial for tesamorelin has been delayed pending assessment of our options to best execute this program, including seeking additional resources or potential partnership.

Selling Expenses

Selling expenses in the three-month period ended November 30, 2021 amounted to $8,193,000 compared to $6,532,000 in the comparable period of Fiscal 2020.

The increase in selling expenses is largely associated with the addition of senior personnel in North America to build a stronger sales organization, as well as increased activities in Europe ahead of the launch of Trogarzo in key markets.

General and Administrative Expenses

General and administrative expenses in the fourth quarter of Fiscal 2021 amounted to $3,537,000, compared to $3,255,000 reported in the same period of Fiscal 2020. The increased is due to an overall increase in activity to reflect the growth of our business.

Net Finance Costs

Net finance costs for the three-month period ended November 30, 2021 were $1,817,000 compared to $1,424,000 in the same period last year.

Adjusted EBITDA2

Adjusted EBITDA for the fourth quarter of Fiscal 2021 was $(5,501,000) compared to $(1,417,000) in same period of Fiscal 2020.

The increase in Adjusted EBITDA loss from Q4 2020 to Q4 2021 was mainly due to higher selling expenses and increased spending on research and development activities in the fourth quarter of 2021.

Net loss

Taking into account the revenue and expense variations described above, we recorded a net loss of $9,901,000, or $0.10 per share, in the fourth quarter of Fiscal 2021 compared to a net loss of $5,549,000, or $0.07 per share, in the fourth quarter of Fiscal 2020.

Non-IFRS Financial Measures

Reconciliation of net profit or loss to adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA)

Adjusted EBITDA is a non-IFRS financial measure. A reconciliation of the Adjusted EBITDA to net profit (loss) is presented in the table below. We use adjusted financial measures to assess our operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. We use Adjusted EBITDA to measure operating performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our business, and because we believe it provides meaningful information on our operating results.

We obtain our Adjusted EBITDA measurement by adding to net profit or loss, finance income and costs, depreciation and amortization, and income taxes. We also exclude the effects of certain non-monetary transactions recorded, such as share-based compensation for the stock option plan, lease inducements prior to the adoption of IFRS-16, and write-downs (or related reversals) of inventories, for our Adjusted EBITDA calculation. We believe

2 Adjusted EBITDA is a Non-GAAP Financial Measure. See the “Non-IFRS Financial Measures” section of the MD&A for a description of the composition and reconciliation of this measure.

it is useful to exclude these items as they are either non-cash expenses, items that cannot be influenced by management in the short term, or items that do not impact core operating performance. Excluding these items does not imply they are necessarily nonrecurring. Stock-option based compensation costs are a component of employee remuneration and can vary significantly with changes in the market price of the Company’s shares. In addition, other items that do not impact core operating performance of the Company may vary significantly from one period to another. As such, Adjusted EBITDA provides improved continuity with respect to the comparison of our operating results over a period of time. Management believes this non-GAAP financial measure, in addition to conventional measures prepared in accordance with IFRS, enable investors to evaluate the Company’s operating results, underlying performance and future prospects in a manner similar to management.

Our method for calculating Adjusted EBITDA may differ from that used by other companies and, accordingly, our definition of this non-GAAP financial measure may not be comparable to similar measures presented by other issuers. Although Adjusted EBITDA is frequently used by securities analysts, lenders and others in their evaluation of companies, it has limitations as an analytical tool. Investors are cautioned that non-GAAP financial measures should not be construed as an alternative to net income determined in accordance with IFRS as indicators of our performance or to cash flows from operating activities as measures of liquidity and cash flows.

Adjusted EBITDA

(in thousands of dollars)

	Three-month periods ended November 30		Years ended November 30
	2021	2020	2021	2020	2019
Net loss	(9,901)	(5,549)	(31,725)	(22,667)	(12,496)
Add (deduct):
Depreciation and amortization	2,189	2,192	8,748	8,520	7,495
Lease inducement and amortization	-	-	-	-	238
Net finance costs	1,817	1,424	6,426	4,694	3,983
Income taxes	19	16	63	16	-
Share-based compensation for stock option plan	405	259	1,932	1,427	1,087
(Reversal) write-down of inventories	(30)	241	(30)	917	16

Adjusted EBITDA	(5,501)	(1,417)	(14,586)	(7,093)	323

Conference Call Details

A conference call and webcast will be held on February 24, 2022 at 8:30 a.m. (ET) to discuss the financial results for 2021 and recent business highlights. The call will be hosted by Paul Lévesque, President and Chief Executive Officer of Theratechnologies, and other members of the management team.

The conference call can be accessed by dialing 1-844-400-1697 (toll free) or 1-703-736-7400 (International). The conference call will also be accessible via webcast here. Investors who wish to submit questions to management may do so by clicking the “Ask a question” button on the webcast platform. An audio replay of the conference call will be available on the same day starting at 11:30 a.m. (ET)

until March 3, 2022, by dialing 1-855-859-2056 (North America) or 1-404-537-3406 (International) and by entering the access code: 7982427. An archived webcast will also be available on the Company’s Investor Relations website under ‘Past Events’.

About Theratechnologies

Theratechnologies (TSX: TH) (NASDAQ: THTX) is a biopharmaceutical company focused on the development and commercialization of innovative therapies addressing unmet medical needs. Further information about Theratechnologies is available on the Company’s website at www.theratech.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov

Forward-Looking Information

This press release contains forward-looking statements and forward-looking information, or, collectively, forward-looking statements, within the meaning of applicable securities laws, that are based on our management’s beliefs and assumptions and on information currently available to our management. You can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “promising”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The forward-looking statements contained in this press release include, but are not limited to, statements regarding our expected consolidated revenues for the fiscal year 2022, the impact the internal buildout of our commercial salesforce will have on our sales, the identification of a potential partner for TH1902 for Greater China, the conduct of our Phase 1 clinical trials with TH1902 and the results expected therefrom, the de-risking of our Phase 3 trial in NASH based on a revised protocol, the timelines associated with the filing of an sBLA with the FDA in respect of the IV push mode of administration of Trogarzo®, the timelines to launch the F8 formulation in the United States, the development of the Pen and its use in our planned Phase 3 clinical trial in NASH and the conduct and expected results from the PROMISE, PROMISE-US and VAMOS studies.

Although the forward-looking information contained in this press release is based upon what the Company believes are reasonable assumptions in light of the information currently available, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information. Certain assumptions made in preparing the forward-looking statements include that: the current COVID-19 pandemic will have limited adverse effect on the Company’s operations and patients’ access to their health care providers and treatment centers; sales of EGRIFTA SV® and Trogarzo® in the United States will increase over time; the Company’s commercial practices in the United States and the countries of the European Union will not be found to be in violation of applicable laws; the long-term use of EGRIFTA SV® and Trogarzo® will not change their respective current safety profile; no recall or market withdrawal of EGRIFTA SV® and Trogarzo® will occur; no laws, regulation, order, decree or judgment will be passed or issued by a governmental body negatively affecting the marketing, promotion or sale of EGRIFTA SV® and Trogarzo® in countries where such products are commercialized; continuous supply of EGRIFTA SV® and Trogarzo® will be available; the Company’s relations with third-party suppliers of EGRIFTA SV® and Trogarzo® will be conflict-free and such third-party suppliers will have the capacity to manufacture and supply EGRIFTA SV® and Trogarzo® to meet market demand on a timely basis; no biosimilar version of EGRIFTA SV® will be approved by the FDA; the Company’s intellectual property will prevent companies from commercializing biosimilar versions of EGRIFTA SV® in the United States; the Company will agree with European governmental authorities on pricing and reimbursement of Trogarzo®; the FDA will approve the IV Push mode of administration of Trogarzo® and the F8 formulation of tesamorelin; the Company will succeed in amending its Phase 3 protocol for the study of tesamorelin for the treatment of NASH and the Company will succeed in finding a partner or securing additional funding to initiate its Phase 3 clinical trial in NASH; the Company will be successful in finding the MTD for TH1902 in Part A of its Phase 1 clinical trial; the Company will be able to recruit patients to conduct its IM study using Trogarzo®, the PROMISE, PROMISE-US and VAMOS studies; the Company’s European infrastructure is adequate to commercialize Trogarzo® in Europe; and the Company’s business plan will not be substantially modified.

Forward-looking information assumptions are subject to a number of risks and uncertainties, many of which are beyond Theratechnologies’ control that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to, those related to or arising from: the adverse impact of the COVID-19 pandemic on (a) the Company’s sales efforts and sales initiatives, (b) the capacity of the Company’s suppliers to meet demand for the performance of services or the provision of goods, (c) the Company’s research and development activities, (d) the health of the Company’s employees and its capacity to rely on its resources, as well as (e) global trade; the Company’s ability and capacity to grow the sales of EGRIFTA SV® and Trogarzo® successfully in the United States and Trogarzo® in Europe; the Company’s capacity to meet supply and demand for its products; the market acceptance of EGRIFTA SV® and Trogarzo® in the United States and of Trogarzo® in Europe; the continuation of the Company’s collaborations and other significant agreements with its existing commercial partners and third-party suppliers and its ability to establish and maintain additional collaboration agreements, including finding a partner for Greater China and/or for its planned Phase 3 clinical trial in NASH; the Company’s success in continuing to seek and maintain reimbursements for EGRIFTA SV® and Trogarzo® by third-party payors in the United States; the success and pricing of other competing drugs or therapies that are or may become available in the marketplace; the Company’s ability to protect and maintain its intellectual property rights in EGRIFTA SV® and tesamorelin; the Company’s success in obtaining reimbursement for Trogarzo® in key European countries, together with the level of reimbursement, if at all; the Company’s ability and capacity to commercialize Trogarzo® in key European countries; the Company’s ability to successfully conduct its ongoing Phase 1 clinical trial in oncology, and its other planned studies such as the PROMISE, PROMISE-US and Vamos studies; uncertainties regarding the timelines set forth in this press release to file sBLAs, to initiate a trial or to develop or launch a product; the Company’s capacity to acquire or in-license new products and/or compounds; the discovery of a cure for HIV; the Company’s expectations regarding its financial performance, including revenues, expenses, gross margins, profitability, liquidity, capital expenditures and income taxes; and the Company’s estimates regarding its capital requirements.

We refer current and potential investors to the “Risk Factors” section of our Annual Information Form dated February 23, 2022 available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov as an exhibit to our report on Form 40-F dated February 24, 2022 under Theratechnologies’ public filings. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-looking statements reflect current expectations regarding future events and speak only as of the date of this press release and represent our expectations as of that date.

We undertake no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

For media and investor inquiries:

Philippe Dubuc

Senior Vice President and Chief Financial Officer

communications@theratech.com

514-336-7800